VIA EDGAR CORRESPONDENCE

October 30, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	América Móvil, S.A.B. de C.V.

Form 20-F for the Year Ended December 31, 2014

Filed May 1, 2015

File No. 001-16269

Response to Staff Comment Letter dated September 25, 2015

Dear Mr. Spirgel:

By letter dated September 25, 2015, the staff (the “Staff”) of the U.S. Securities and Exchange Commission provided a comment on the annual report on Form 20-F of América Móvil, S.A.B. de C.V. (the “Company,” or “we”) for the year ended December 31, 2014 (the “2014 Form 20-F”). This letter sets forth our responses to this comment. For your convenience, we have reproduced below the comment in italics and have provided a response immediately below. Any capitalized term that is used but not defined herein has the meaning assigned to it in the 2014 Form 20-F.

Comment:

1. Please provide us a detailed analysis concerning your conclusion as to whether IFRIC 12 applied to each of your Mexico, Brazil and Columbia reportable segments. Include in your response the specific factors you considered in concluding that each concession arrangement did not meet paragraph 5(a) of IFRIC 12. Refer to paragraphs 5 and AG3 of IFRIC 12.

Response:

In response to the Staff’s comment, we describe below our detailed analysis concerning the application of No. 12 Service Concession Arrangements (“IFRIC 12,” or the “Interpretation”) to our concessions in our Mexico, Brazil and Colombia reportable segments. We have concluded that these concessions are outside of the scope of IFRIC 12 and, as a result, we have applied International Accounting Standard No. 16 Property, Plant and Equipment (IAS 16) in accounting for the tangible fixed assets of our telecommunication concessions in Mexico, Brazil and Colombia.

Framework of Analysis

We analyze the applicability of IFRIC 12 separately for each concession or group of similar concessions in a given jurisdiction. As a threshold matter, we identify those services governed by a contract with the state that provides for the development, financing, operation or maintenance of infrastructure used to provide a public service, and that sets out performance standards, mechanisms for adjusting prices and arrangements for arbitrating disputes, pursuant to paragraph 2 of IFRIC 12.

We first evaluate whether the concession meets the criterion in paragraph 5(a) of IFRIC 12 (the “Services Criterion”), which requires that the grantor control or regulate (i) what services the operator must provide, (ii) to whom it must provide them and (iii) at what price. In evaluating whether the state, as grantor, controls the price at which we provide our services, we look at the substance of the concession agreement, in light of all applicable regulations, and we ignore non-substantive features, pursuant to paragraph AG3 of Appendix A to IFRIC 12. In the event that some, but not all, of the services we provide under the concession might be viewed as meeting the Services Criterion if taken alone, we evaluate the materiality of those services as compared to the total services provided under the concession, by calculating what portion of our revenues and net profits we expect will derive from those services. If the concessionaire is expected, over the period of the concession, to derive a majority of its revenues or net profits from services that the grantor does not control or regulate in a manner that, taken alone, could be viewed to meet the Services Criterion, we conclude the concession as a whole does not meet the Services Criterion.

If we determine that the concession under analysis may meet the Services Criterion, we also evaluate whether the concession meets the criterion in paragraph 5(b) of IFRIC 12 (the “Residual Interest Criterion”). The Residual Interest Criterion requires that the state control a significant residual interest in the concession’s infrastructure at the end of the term of the arrangement.

In response to the Staff’s comment, we offer below a detailed analysis of our Mexico, Brazil and Colombia reportable segments using the framework described above. In each case, we undertook the analysis described below considering the facts and circumstances that existed in 2009, when we first adopted IFRS, at the inception of each concession we entered into thereafter and in 2014, in response to legal and regulatory developments in Mexico, the merger of our Brazilian subsidiaries, and the termination of our concessions in Colombia.

In addition to the specific factors discussed below, we highlight a common trend in the development of the telecommunications regulatory regime in Mexico, Brazil and Colombia. During the 1990s, in the transition to a fully privatized telecommunications regime in these jurisdictions, the state imposed on private-sector concessionaires certain obligations over a subset of basic telecommunications services. These obligations included, for example, coverage obligations or price caps that sought to advance universality of service and regulate the prices at which those services were provided to the public.

The liberalization of the telecommunications sector has rendered these safeguards increasingly obsolete, as telecommunications providers pursue additional market penetration by expanding coverage and seek to remain competitive through a reduction in the prices they charge to the public. The trend has therefore been toward a model of competition in both the type of services and the prices at which they are offered. This trend has reinforced the status of telecommunications providers as free market competitors, in contrast to that of concessionaires that provide a public service on behalf of the state. There has, consequently, been a shift away from the regulation of telecommunications services themselves toward regulation of the telecommunications market in which those services are provided. One element of this shift has sometimes been the imposition of transitory measures seeking to prevent potential abuse by economic participants deemed to have significant market power.

Arrangements within the scope of IFRIC 12 typically involve a concession that regulates the provision of essential public services by a concessionaire on behalf of a public sector entity. Regulation under the prior model of telecommunications regulation, which governed the provision of services to the public by a single participant in the market, more aptly fell under the scope of IFRIC 12. Under the current model, however, the regulatory focus has shifted to protecting a market that includes multiple competing private participants against monopolistic practices. In our analysis, we therefore consider separately, where applicable, regulations that seek to protect competition in the telecommunications market.

Mexico

We have analyzed separately our Mexican concessions under which we provide fixed services from those under which we provide wireless services. In each case, we have conducted our analysis taking into account the new legal framework for the regulation of telecommunications and broadcasting services in Mexico. We address separately the effects of certain additional transitory measures that resulted from the IFT’s declaration that we, together with our operating subsidiaries in Mexico, are part of an “economic interest group” that constitutes a “preponderant economic agent” in the Mexican telecommunications sector (the “Preponderance Measures”). See “Item 4. Information on the Company – Regulation – Mexico” in the 2014 Form 20-F.

Mexico – Fixed

Telmex holds a network concession to provide fixed-line services. Telmex’s subsidiary, Telnor, holds a separate concession to provide fixed-line services in two states in northwestern Mexico. The terms of the Telmex and Telnor concessions are similar and we refer to both concessions, together, as our “Fixed Line Concessions”.

Services. Our Fixed Line Concessions require that we offer certain limited basic telephone services, which include, among others, certain local service and long-distance fixed voice services, certain network and equipment installation services, as well as the installation and maintenance of public phone booths (together, the “Basic Telephone Services”). Our Fixed Line Concessions do not, however, limit the types of services we may offer to the Basic Telephone Services and, on the contrary, contemplate a series of additional services that we may provide at our discretion and that are not regulated under the concession. Consequently, we offer a broad range of services under our Fixed Line Concessions that go beyond the Basic Telephone Services, including internet and value-added services. Because our Fixed Line Concessions do not fix the type of services that we may provide, but instead permit us to offer a broad range of services in addition to Basic Telephone Services, and because the decision whether or not to offer certain types of services lies entirely within our discretion, we have concluded that the Mexican state, as grantor, does not regulate or control what services we provide under our Fixed Line Concessions.

Customers. While our Fixed Line Concessions did impose certain minimum coverage goals, we met those goals more than a decade ago (and have continuously met them since). Because our Fixed Line Concessions, at most, require a “floor” in terms of coverage by our Basic Telephone Services and do not regulate our service volume or limit our ability to increase or deepen our coverage, we have concluded that the Mexican state, as grantor, does not regulate or control to whom we provide services under our Fixed Line Concessions.

Prices. Our Fixed Line Concessions only regulate the prices at which we provide the Basic Telephone Services by imposing a cap on certain fixed-line rates, including installation and monthly payments. See “Item 4. Information on the Company – Regulation – Mexico– Fixed Line Rates.” We have not, however, raised our nominal fixed-line rates since March 2001, for local service, and since March 1999, for long-distance service. Furthermore, the new Federal Law on Telecommunications and Broadcasting of 2014 (Ley Federal de Telecomunicaciones y Radiodifusión, or the “2014 Law”) abolished domestic long-distance rates for all telecommunications providers. For services extending beyond the Basic Telephone Services, we are free to set our rates under our Fixed Line Concessions.

Materiality. Under the analysis described above, we have concluded that the Mexican state does not control what services we must provide under our Fixed Line Concessions, to whom we must provide them or at what price. Nevertheless, in light of the price cap and the minimum obligations with respect to service and coverage under the Basic Telephone Services, we have evaluated what portion of the revenues under the concessions we expect to derive from the Basic Telephone Services. We expect a substantial majority of our revenues from our Fixed Line Concessions over the period of the concessions to be derived from services outside the Basic Telephone Services. Additionally, based on our cost allocation methodology, we estimate that an even larger portion of our net profits from our Fixed Line Concessions will be derived from services outside the Basic Telephone Services.

As a result of the foregoing, we have concluded that our Fixed Line Concessions do not meet the Services Criterion.

Mexico – Wireless

Telcel, either directly or through its subsidiary, holds eight concessions to utilize particular frequencies of radio-electric spectrum for the provision of wireless services. Telcel also holds one concession to provide national and international long-distance and data-transmission services. Except where noted below, the terms of Telcel’s concessions are similar for the purposes of our IFRIC 12 analysis, and we refer to our wireless concessions together as our “Wireless Services Concessions”. We have conducted our IFRIC 12 analysis with respect to our Wireless Services Concessions by first evaluating whether they met the Services Criterion.

Services. Our Wireless Services Concessions do not impose any obligations with respect to the types of services we must offer, and we are subject only to general regulations regarding quality and continuity of service, such as the 2011 Technical Plan. Instead, the concessions permit us generally to use, benefit from and develop particular frequencies or networks over a given region and for a given period of time. They do not fix the type of services that we must provide and, consequently, we provide airtime use, as well as roaming, data transmission, instant messaging and content streaming, among other services, under our Wireless Services Concessions, without a requirement to provide any one of them in particular. We have therefore concluded that the Mexican state, as grantor, does not regulate or control what services we provide under our Wireless Services Concessions.

Customers. Some of our Wireless Services Concessions impose certain minimum coverage goals in each of the regions that they cover. For instance, we have an obligation under some of our Wireless Services Concessions to offer the services we provide thereunder to 20% or more of the region’s population as of the date of the concession, and to 50% of the region’s population within five years thereafter. As in the case of our Fixed Service Concessions, these requirements are a “floor” in terms of coverage, which we have met for several years, and they do not regulate our service volume or limit our ability to increase or deepen our coverage. Additionally, those coverage obligations have been phased out since 2009 as we renew or acquire new Wireless Services Concessions. Accordingly, we have concluded that the Mexican state, as grantor, does not regulate or control to whom we provide services under our Wireless Services Concessions.

Prices. Under our Wireless Services Concessions and the new legislative framework, wireless services concessionaires are generally free to establish prices they charge customers for telecommunications services. While, as discussed below, the prices we may charge the public for our services are subject to the Preponderance Measures so long as we are deemed preponderant, wireless rates are not otherwise subject to a price cap or any other form of price regulation. In conclusion, under our Wireless Services Concessions, the Mexican state does not regulate or control the prices we may charge the public for our services. As a result of the foregoing, we have concluded that our Wireless Services Concessions do not meet the Services Criterion.

Mexico – Preponderance Measures

In addition to analyzing our concessions in light of the regulations applicable to the provision of telecommunications services, we have evaluated the effects of the Preponderance Measures on our analysis of whether our fixed and wireless services meet the Services Criterion of IFRIC 12. We have concluded that these measures (i) do not have the purpose or the nature that are contemplated under IFRIC 12 and (ii) do not result in a shift in control from us to the state, such as would impact the conclusions of our analysis.

With respect to the purpose and nature of the Preponderance Measures, we considered them in the context of a new legislative framework, whose main features include: (i) a system of unified concessions (concesión única), which allows the concessionaire to provide all types of telecommunications and broadcasting services and (ii) an express provision that telecommunications concessionaires shall freely set rates for their services. Against this legislative framework, the Preponderance Measures have as their express purpose to protect competition and free market participation in telecommunications and broadcasting sectors and expressly provide that they are transitory and applicable only so long as we continue to be deemed a “preponderant economic agent.” In short, far from seeking to regulate our provision of telecommunications services to the public, such as through the imposition of a price cap, the Preponderance Measures seek to address the perceived risks our market share may pose to competition in the telecommunications sector, for as long as those risks are deemed to require it. We expect that, upon a declaration by the IFT that effective competition conditions exist in the telecommunications sector or if we cease to be considered a preponderant economic agent, the Preponderance Measures will no longer apply to us.

For purposes of our detailed analysis of the effects of the Preponderance Measures on the type and degree of control exerted by the state under our Services Criterion, we look at the retail and wholesale markets separately. Regarding the retail market, the Preponderance Measures impose an obligation to register with the IFT and obtain its pre-approval of certain rates for the provision of certain fixed-line and wireless services. The objectives of these registration and pre-approval obligations are to ensure transparency and fair competition and, in practice, approval has been granted as a matter of course in all cases. Consequently, we have not experienced any substantive restrictions on our ability to set those rates and do not expect to do so in the future.

With respect to the wholesale market, the Preponderance Measures impose certain obligations to provide access to our infrastructure and regulations as to the prices we may charge for our services in the wholesale market, which include the elimination of rates for interconnection services we offer other operators. See “Item 4. Information on the Company – Regulation – Mexico – Asymmetric Regulation of the Preponderant Agent.”

Our primary business under our concessions is not the provision of wholesale services, such as interconnection services to other operators, and we have not built or maintained our infrastructure for the purposes of charging other operators for using it. Our wholesale services are incidental to those services we provide pursuant to our concessions. In short, the Preponderance Measures impose certain asymmetric obligations in our relations with other operators with the aim of promoting competition in the telecommunications market, but these have no effect on the primary services we are obligated or permitted to provide to the public under any of our Fixed Services or Wireless Services Concessions. Moreover, the elimination of rates for interconnection services has no impact on the conclusion of our materiality analysis, given that interconnection revenues will not, for the period of the concession and so long as we are considered a preponderant economic agent, make up any part of our total revenues.

Under the above analysis, we have concluded that neither our fixed nor our wireless services meet the Services Criterion of IFRIC 12, either before or after the Preponderance Measures are taken into account and, as a result, the Interpretation does not apply to any of our concessions in Mexico.

Brazil

Claro Brasil holds two concessions to provide domestic and international long distance telephone services (respectively, the “Domestic Concession” and the “International Concession,” and together, the “Long Distance Concessions”). The remaining telecommunications services provided by Claro Brasil fall under the private services regime and are governed by a system of licenses instead of public-to-private service concession arrangements. Such licenses lack the fundamental characteristics of public-to-private concession arrangements in Brazil, such as the requirements of universality and continuity of service.

Services. The Long Distance Concessions require that the concessionaire offer certain basic telephone services pursuant to a specific plan. In the case of the Domestic Concession, we must offer domestic long distance voice services under a domestic basic plan, while in the case of the International Concession, we must offer international long distance voice services under an international basic plan (each, a “Basic Plan”). The Long Distance Concessions do not, however, limit the way we may offer our services outside the Basic Plans and, on the contrary, contemplate a series of additional plans under which we may, at our discretion, provide those services (the “Alternative Plans”). Each Alternative Plan consists of a package of domestic or international long distance telephone services offered under various terms and promotions. Because our Long Distance Concessions permit us to provide our services pursuant to a host of Alternative Plans, and the decision whether or not to offer certain types of services at certain prices lies entirely within our discretion, we have concluded that the Brazilian state, as grantor, does not restrict what services we provide under our Long Distance Concessions.

Customers. Each of the Long Distance Concessions specifies the geographic zone within which we must provide access to our Basic and Alternative Plans. However, no specific coverage floor is established, other than the requirement to install public telephones from which domestic and international long distance calls may be placed in remote localities with a certain population size that are more than 30 km from areas where individual fixed-line voice services are available. Because the Long Distance Concessions do not regulate our service volume or limit our ability to increase or deepen our coverage, we have concluded that the Brazilian state, as grantor, does not regulate or control to whom we provide services under our Long Distance Concessions.

Prices. The Long Distance Concessions do not fix the prices at which we must provide the Alternative Plans, though the general structure and pricing of each Alternative Plan under the Domestic Concession is subject to the prior approval of the Brazilian Agency of Telecommunications (Agência Nacional de Telecomunicações, or “Anatel”). Only the Domestic Concession regulates the prices at which we provide long distance services under the Basic Plan. Under that concession, the maximum per-minute rate for domestic long distance telephone calls under the Basic Plan is calculated in accordance with a fixed rate schedule that may be updated annually. We are permitted to, and from time to time we do, offer prices below such cap. Under the International Concession, we may set international long distance rates freely with respect to both the Basic and the Alternative Plans, as approved by Anatel in October 2011 and subject to Anatel’s ongoing review of the structure and implementation of such plans, provided we give Anatel and the public advance notice.

Materiality. Under the analysis described above, we have concluded that the Brazilian state does not control what services we must provide under the Long Distance Concessions, to whom we must provide them or at what price. Nevertheless, in light of the minimum obligations with respect to the installation of public telephones as well as the price regulation under the Basic Plan of the Domestic Concession, we evaluated what portion of our revenues and net profits we expect to derive from services outside the Basic Plan under the Domestic Concession. Because we expect, over the period of the concession, to derive an overwhelming majority of our revenues and net profits from services outside the Basic Plan, we have concluded that neither concession meets the Services Criterion.

Significant Market Power Determination

In addition to analyzing the terms of the concessions, we evaluated the effects, if any, of the General Competition Plan (Plano Geral de Metas da Competição, or “PGMC”) on our analysis of the Long Distance Concessions pursuant to IFRIC 12. Under the PGMC, approved by Anatel in November 2012, Embratel, which has since merged into Claro Brasil, was determined to have significant market power in the wholesale markets for long distance leased lines and telecommunications infrastructure. As a result, Claro Brasil is required to publish, and

Anatel must approve, its reference offers for the leasing of its infrastructure in each such market, which includes infrastructure used in connection with the Long Distance Concessions, and related wholesale contracts must be overseen by independent third-party companies. Because the PGMC does not set the price at which we must we provide services under the Long Distance Concessions, we have concluded that this regulation does not affect our analysis of such concessions with respect to the Services Criterion.

Moreover, our primary business under the Long Distance Concessions is not the provision of wholesale services such as the leasing of infrastructure to other operators. Wholesale services are permitted by the Long Distance Concessions so long as they are offered to operators on a non-discriminatory basis, but they are incidental to those services we are obligated or permitted to provide to the public. The measures imposed by Anatel under the PGMC apply to several of our competitors that were also determined to have significant market power in such markets. In addition, the PGMC expressly provides that the measures are transitory and apply only so long as we continue to be deemed to have significant market power in the relevant markets.

Under the above analysis, we have concluded that the PGMC does not impact what services we provide under the Long Distance Concessions, to whom we must provide them or at what price, or our materiality analysis with respect to total revenues and net profits and, as a result, the Interpretation does not apply to our concessions in Brazil.

Colombia

We no longer offer any services in Colombia pursuant to concession arrangements. As disclosed in our 2014 20-F, under “Item 4. Information on the Company – Regulation – Colombia,” in November 2013, our subsidiary Comcel qualified under the provisions of Law 1341 of 2009 related to the general authorization for the provision of wireless services and was included in the register of networks and services administered by the Information and Communications Ministry (Ministerio de Tecnologías de la Información y las Comunicaciones, or “ICT Ministry”). This general authorization superseded all of Comcel’s concession contracts (the “Former Concessions”) and, consequently, such concessions were terminated. Similarly, in October 2012, the National Television Authority (Autoridad Nacional de Televisión) issued a unified licensing system and allowing existing cable operators to apply for a unified license to provide Pay TV services. On October 7, 2013, an addendum was signed allowing us to provide Pay TV services under the DTH method. We do not view the above authorizations, licenses and the associated permits as arrangements governed by contracts with performance standards, mechanism for adjusting prices and arrangements for arbitrating disputes, as such arrangements are defined under paragraph 2 of IFRIC 12, but instead consider them general authorizations for the provision of regulated services.

Additionally, Colombian law prohibits any reversion of assets to the state, as set forth in Law 422 of 1998 and in Law 1341 of 2009. Consequently, none of our arrangements in Colombia would meet the Residual Interest Criterion and the Interpretation would not apply.

With respect to our Former Concessions, as disclosed in our 2014 20-F, the Colombian Constitutional Court held in 2013 that reversion of assets applied in their case because the date of their inception preceded the 1998 and 2009 laws. We are engaged in discussions with the ICT Ministry to seek mutual agreement with respect to compensation to the government for any assets of the Former Concessions that would have reverted to the government upon their termination. These discussions, however, have no effect on our current arrangements in Colombia.

Conclusion

Based on the analysis summarized above, we have concluded that IFRIC 12 does not apply to any of our concessions in our Mexico, Brazil and Colombia reportable segments.

*****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the 2014 Form 20-F, that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the 2014 Form 20-F and that we may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +52 55 2581 3700 or Nicolas Grabar of Cleary Gottlieb Steen & Hamilton LLP at +1 212 225 2414.

Sincerely,

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo
Chief Financial Officer

Cc:	Nicolas Grabar

Cleary Gottlieb Steen & Hamilton LLP